EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

	For the Year
BASIC	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)
Net income applicable to common shares	$379,636	$599,993	$592,927	$417,019	$572,723

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	360,757	384,450	382,921	407,402	419,235

Net Income Per Common Share—Basic	$1.05	$1.56	$1.55	$1.02	$1.37

DILUTED
Net income applicable to common shares	$379,636	$599,993	$592,927	$417,019	$572,723

Applicable Shares for Computation of Net Income Per Share:

Weighted average common shares outstanding	360,757	384,450	382,921	407,402	419,235
Weighted average potential common shares arising from:
Dilutive stock options and restricted stock	2,432	6,162	3,501	3,637	3,858

Weighted average number of common and potential common shares	363,189	390,612	386,422	411,039	423,093

Net Income Per Common Share—Diluted	$1.05	$1.54	$1.53	$1.01	$1.35